UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GOODMAN GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

38239A100

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frio Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) PN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Goodman Global, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2550 North Loop West, Suite 400, Houston, Texas  77092.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Frio Holdings LLC, a Delaware limited liability company (“Frio”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“AIF V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”, and together with AIF V, , Overseas V and Netherlands A, the “Apollo Funds”), (vi) Apollo Management V, L.P., a Delaware limited partnership (“Management V”), and (vii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”).  Frio, the Apollo Funds, Management V and Advisors V are referred to herein collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Frio is principally engaged in the business of investing in securities of the Issuer.  The Apollo Funds are principally engaged in the business of investing in securities.  Management V is principally engaged in the business of serving as the manager of Frio and each of the Apollo Funds.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner or managing general partner, as applicable, of each of the Apollo Funds.

AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management V.  AIFVM is principally engaged in the business of serving as the general partner of Management V and other investment funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V.  Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 23, 2003, Frio acquired approximately 4,736,321 shares of Common Stock and 168,819.3655 shares of redeemable preferred stock of the Issuer in exchange for approximately $358.27 million in cash.  In February 2005, Frio sold approximately 429,647 shares of Common Stock and approximately 15,314 shares of redeemable preferred stock to certain other investors in a private transaction.

In connection with the Issuer’s initial public offering of its Common Stock pursuant to the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on February 6, 2006, file number 333-131597, as amended (the “Registration Statement”), the Issuer completed an approximately 7.580345-for-one stock split and redeemed all of its outstanding redeemable preferred shares, including the shares held by Frio.  In connection with the Issuer’s initial public offering which closed on April 11, 2006, Frio sold an aggregate of 4,356,076 shares of Common Stock to a syndicate of underwriters in a firm underwritten offering, including shares sold to the underwriters upon the exercise of the underwriters’ over-allotment option, and sold 38 shares of Common Stock to the Issuer in a private transaction.

Frio obtained the funds used to make the purchases described herein from capital contributions through its investors.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

On April 11, 2006, Frio sold 4,356,078 shares of Common Stock in connection with an underwritten offering registered on the Registration Statement, and sold 38 shares to the Issuer in a private transaction.  Following such sale, Frio is the record holder of 28,289,964 shares of Common Stock of the Issuer, which represent approximately 41.1% of the outstanding Common Stock of the Issuer.

The 28,289,964 shares of Common Stock reported as beneficially owned by the Reporting Persons include the shares of Common Stock owned of record by Frio, but do not include the aggregate 8,770,802 shares of Common Stock owned by the other stockholders (the “Goodman Stockholders”) that are party to the Stockholders Agreement dated as of December 23, 2004, as amended (the “Stockholders Agreement”), which 8,770,802 shares may be deemed beneficially owned by a group comprised of the Reporting Persons and the Goodman Stockholders due to the voting and other provisions of the Stockholders Agreement more fully described in Item 6 below.  The aggregate 37,060,766 shares of Common Stock that may be deemed to be beneficially owned by such group represent approximately

53.8% of the outstanding Common Stock of the Issuer.  The shares of Common Stock reported as beneficially owned by the Apollo Funds, Management V and Advisors V include the shares of Common Stock owned of record by Frio.  AIFVM may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by Frio, the Apollo Funds and Management V.  Capital Management V may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Apollo Funds and Advisors V.  Frio, the Apollo Funds, Management V, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons or by the Goodman Stockholders, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 68,889,837 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in the Registration Statement .

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

The Stockholders Agreement between Frio, the Goodman Stockholders and the Issuer, as amended by the First Amendment to Stockholders Agreement dated as of April 5, 2006 (the Stockholders Agreement, as so amended, the “Amended Stockholders Agreement”), provides that so long as Frio, any of its affiliates and the Goodman Stockholders hold at least 50% of the Issuer’s outstanding Common Stock, Frio and the Goodman Stockholders will vote their shares of Common Stock in favor of one director designated by the Goodman Stockholders and such other directors as may by designated by Frio. There is no limit on the number of directors that Frio may designate.  The Amended Stockholders Agreement also provides for customary tag-along rights, drag along rights and registration rights, including demand and piggyback registration rights.  In addition, the Goodman Stockholders may not transfer any shares held by them without first offering such shares to Frio, except under certain circumstances, including pursuant to a public offering.

Underwriting Agreement

On April 5, 2006, the Issuer, Frio and certain of the Goodman Stockholders entered into an Underwriting Agreement with J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. as representatives of the several underwriters (collectively, the “Underwriters”), whereby, among other things, Frio agreed to sell 1,852,585 shares of Common Stock, and, at the election of the Underwriter, up to 2,503,491 additional shares to cover over-allotments (the “Over-Allotment Shares”).  In connection with the Underwriting Agreement, Frio agreed not to dispose of or hedge any of its shares of Common Stock or securities convertible into shares of Common Stock for a period of 180 days after April 5, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriters.  Closing of the sale, including the sale of the Over-Allotment Shares, occurred on April 11, 2006.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated April 14, 2006 among the Reporting Persons.
Exhibit 2:

Stockholders Agreement dated as of December 23, 2004, by and among the Issuer, Frio and the Goodman Stockholders (incorporated by reference to Exhibit 10.7 to the registration statement on Form S-4, as amended (file number 333-128462) of Goodman Global Holdings, Inc. filed with the Securities and Exchange Commission on December 20, 2005).

Exhibit 3:

First Amendment to Stockholders Agreement dated as of April 5, 2006, by and among the Issuer, Frio and the Goodman Stockholders (incorporated by reference to Exhibit 10.36 to the registration statement on Form S-1, as amended (file number 333-131597) of the Issuer filed with the Securities and Exchange Commission on March 20, 2006).

Exhibit 4:

Underwriting Agreement dated as of April 5, 2006 by and among the Issuer, Frio, the Goodman Stockholders as identified therein and the Underwriters (incorporated herein by reference to Exhibit 1.1 to the amendment to the Registration Statement filed with the Securities and Exchange Commission on March 30, 2006 (file number 333-131597).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	April 14, 2006	FRIO HOLDINGS LLC

		By:	APOLLO MANAGEMENT V, L.P.
Its Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	April 14, 2006	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	April 14, 2006	APOLLO OVERSEAS PARTNERS V, L.P.

		By:			APOLLO ADVISORS V, L.P.
Its Managing General Partner

		By:		APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:		/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	April 14, 2006	APOLLO NETHERLANDS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	April 14, 2006	APOLLO NETHERLANDS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	April 14, 2006	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis Vice President

Date:	April 14, 2006	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers.  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.